                                                            OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                            BlackRock Asset Investors
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    091913103
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Alan M. Lewis
                         General Electric Pension Trust
         3003 Summer Street, Stamford, Connecticut 06905,  203-326-2313
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 30, 1995
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO.  091913103                       PAGE     2       OF      15     PAGES
         ----------------                       -----------    -----------


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        B. Rock, Inc.
        IRS Identification No.:  applied for
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        AF (Capital contribution from parent)
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     1,875
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                       1,875
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,875
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES *


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        CO
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO.  091913103                        PAGE     3      OF      15     PAGES
         ----------------                        ----------    -----------


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        General Electric Pension Trust
        IRS Identification No.:  14-6015763
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        OO
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        State of New York
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     1,875
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                       1,875
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,875
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        EP
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D




CUSIP NO.  091913103                        PAGE     4      OF      15     PAGES
         ----------------                        ----------    -----------


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Dale F. Frey
        S.S. No.:  ###-##-####
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*


        OO
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
- -------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
      NUMBER OF

       SHARES                --------------------------------------------------
                              8  SHARED VOTING POWER
    BENEFICIALLY
                                   1,875 (The Reporting Person has no pecuniary
      OWNED BY                     interest in such shares.)
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER


        WITH 1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*



- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN (Trustee of EP)
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO.  091913103                        PAGE     5      OF      15     PAGES
         ----------------                        ----------    -----------


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Eugene K. Bolton
        S.S. No.:  ###-##-####
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        OO
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
- -------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
      NUMBER OF

       SHARES                --------------------------------------------------
                              8  SHARED VOTING POWER
    BENEFICIALLY
                                   1,875 (The Reporting Person has no pecuniary
      OWNED BY                     interest in such shares.)
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH 1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN (Trustee of EP)
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D




CUSIP NO.  091913103                        PAGE     6      OF      15     PAGES
         ----------------                        ----------    -----------


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Michael J. Cosgrove
        S.S. No.:  ###-##-####
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        OO
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
- -------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
      NUMBER OF

       SHARES                --------------------------------------------------
                              8  SHARED VOTING POWER
    BENEFICIALLY
                                   1,875 (The Reporting Person has no pecuniary
      OWNED BY                     interest in such shares.)
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH 1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            / /
     SHARES*


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*


        IN (Trustee of EP)
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO.  091913103                        PAGE     7      OF      15     PAGES
         ----------------                        ----------    -----------


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ralph R. Layman
        S.S. No.:  ###-##-####
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        OO
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
- -------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
      NUMBER OF

       SHARES                --------------------------------------------------
                              8  SHARED VOTING POWER
    BENEFICIALLY
                                   1,875 (The Reporting Person has no pecuniary
      OWNED BY                     interest in such shares.)
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH 1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            / /
     SHARES*

- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN (Trustee of EP)
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO.  091913103                        PAGE     8      OF      15     PAGES
         ----------------                        ----------    -----------


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Alan M. Lewis
        S.S. No.:  ###-##-####
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        OO
- -------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
- -------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
      NUMBER OF

       SHARES                --------------------------------------------------
                              8  SHARED VOTING POWER
    BENEFICIALLY
                                   1,875 (The Reporting Person has no pecuniary
      OWNED BY                     interest in such shares.)
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH 1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            / /
     SHARES*

- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN (Trustee of EP)
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO.  091913103                        PAGE     9      OF      15     PAGES
         ----------------                        ----------    -----------


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John H. Myers
        S.S. No.:  ###-##-####
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        OO
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
- -------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
      NUMBER OF

       SHARES                --------------------------------------------------
                              8  SHARED VOTING POWER
    BENEFICIALLY
                                   1,875 (The Reporting Person has no pecuniary
      OWNED BY                     interest in such shares.)
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH 1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            / /
     SHARES*


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN (Trustee of EP)
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO.  091913103                        PAGE     10     OF      15     PAGES
         ----------------                        ----------    -----------


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Donald W. Torey
        S.S. No.:  ###-##-####
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        OO
- -------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
- -------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
      NUMBER OF

       SHARES                --------------------------------------------------
                              8  SHARED VOTING POWER
    BENEFICIALLY
                                   1,875 (The Reporting Person has no pecuniary
      OWNED BY                     interest in such shares.)
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH 1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,875 (The Reporting Person has no pecuniary interest in such shares.)
- -------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            / /
     SHARES*


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN (Trustee of EP)
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                            PAGE     11     OF      15     PAGES
                                                 ----------    -----------

          INRODUCTORY NOTE: B. Rock, Inc., a Delaware corporation ("B. Rock"), owns beneficially and of record 1,875 shares of the common stock of BlackRock Fund Investors II, a Delaware business trust (the "Fund"). Each share of common stock of the Fund corresponds to one share of common stock, par value $.01 per share ("Common Stock"), of BlackRock Asset Investors, a Delaware business trust ("BAI"), issued by BAI to the Fund and beneficially owned, through the Fund, by
B. Rock. General Electric Pension Trust ("GEPT"), a New York common law trust, is the sole stockholder of B. Rock. B. Rock, GEPT and the Trustees of GEPT (the "Trustees") expressly disclaim that they are members of a "group."

ITEM 1.   SECURITY AND ISSUER

               This schedule relates to shares of Common Stock of BAI whose principal executive offices are c/o BFM Advisory L.P., 345 Park Avenue, New York, New York 10154.

ITEM 2.   IDENTITY AND BACKGROUND

               The names and addresses of the persons filing this schedule are:
               B. Rock, whose address is 3003 Summer Street, Stamford, Connecticut 06905; GEPT, whose address is 3003 Summer Street, Stamford, Connecticut 06905; and the Trustees consisting of the following individuals: Dale F. Frey, Eugene K. Bolton, Michael J. Cosgrove, Ralph R. Layman, Alan M. Lewis, John H. Myers, and Donald W. Torey. The Trustees' business address is 3003 Summer Street, Stamford, Connecticut 06905. The Trustees are all United States citizens.

               The Trustees are employees of General Electric Company, a New York corporation ("GE"), whose address is 335 Easton Turnpike, Fairfield, Connecticut. Dale F. Frey is also a director and the Chairman of the board of directors and President of GE Investment Management Incorporated, a Delaware corporation ("GEIM"), and General Electric Investment Corporation, a Delaware corporation ("GEIC"). The other Trustees are all directors and Executive Vice Presidents of GEIM and GEIC. The business address of GEIM and GEIC is 3003 Summer Street, Stamford, Connecticut 06905.

               B. Rock is engaged in the business of holding securities. GEPT is an employee benefit plan within the meaning of Title I of ERISA. GE is a large diversified industrial corporation. GEIM and GEIC are registered investment advisers.

               None of B. Rock, GEPT or the Trustees of GEPT has, during the last five years, been (i) convicted in a criminal proceeding or
               (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                            PAGE     12     OF      15     PAGES
                                                 ----------    -----------

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate purchase price for the 1,875 shares of common stock of the Fund purchased by B. Rock was $1,875,000. The aggregate purchase price for the corresponding 1,875 shares of Common Stock of BAI purchased by the Fund was $1,875,000. No money was borrowed by B. Rock to effect the stock purchase. The source of such funds was working capital of GEPT contributed to B. Rock.

ITEM 4.   PURPOSE OF TRANSACTION

               The purchase of the shares of common stock of the Fund by B. Rock was made for the purpose of making, through the Fund, an investment in the Common Stock of BAI. The Fund is a registered closed-end investment company whose sole asset is Common Stock of BAI. BAI is also a registered closed-end investment company.

               B. Rock will in the future acquire additional shares of common stock of the Fund to the extent necessary to maintain 10% beneficial ownership of the Common Stock of BAI up to a maximum investment of $60 million. The reporting persons have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on April 7, 1995, B. Rock beneficially owned 1,875 shares of common stock of the Fund representing approximately 45.8% of the outstanding common stock of the Fund and 10% of the outstanding Common Stock of BAI.

          (b) B. Rock, GEPT and the Trustees of GEPT share the power to vote or direct the vote of the 1,875 shares of Common Stock of BAI beneficially owned by B. Rock and share the power to dispose or direct the disposition of the 1,875 shares of Common Stock of BAI beneficially owned by B. Rock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


               The Fund, BlackRock Financial Management L.P. and B. Rock are parties to a Subscription Agreement relating to the shares of the Fund (the "Fund Subscription Agreement"). Pursuant to the Fund Subscription Agreement, B. Rock agreed to make a Capital Commitment to the Fund equal to a Capital Commitment of 10% of the aggregate Capital Commitments of BAI, subject to a maximum of $60 million.

               BAI, BlackRock Financial Management, L.P. and the Fund are parties to a Subscription Agreement relating to the Common Stock of BAI (the "BAI Subscription Agreement"). Pursuant to the BAI Subscription Agreement, the Fund will purchase Common Stock of BAI corresponding to purchases of the Fund's common stock by B. Rock.

                                            PAGE     13     OF      15     PAGES
                                                 ----------    -----------

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1 Subscription Agreement, dated January 13, 1995 among BlackRock Fund
             Investors II, BlackRock Financial Management L.P. and B. Rock (incorporated by reference from the Schedule 13D of B. Rock, GEPT and the Trustees dated April 10, 1995 with respect to BlackRock Fund Investors II).

Exhibit 10.2 Form of Subscription Agreement among BlackRock Asset Investors,
             BlackRock Financial Management L.P. and BlackRock Fund Investors II (incorporated by reference from the Schedule 13D of B. Rock, GEPT and the Trustees dated April 10, 1995 with respect to BlackRock Fund Investors II).

Exhibit 24.1 Power of Attorney of B. Rock (incorporated by reference from the
             Schedule 13D of B. Rock, GEPT and the Trustees dated April 10, 1995 with respect to BlackRock Fund Investors II).

Exhibit 24.2 Power of Attorney of GEPT (incorporated by reference from the
             Schedule 13D of B. Rock, GEPT and the Trustees dated April 10, 1995 with respect to BlackRock Fund Investors II).

Exhibit 24.3 Power of Attorney of the Trustees of GEPT (incorporated by reference from the Schedule 13D of B. Rock, GEPT and the Trustees dated April 10, 1995 with respect to BlackRock Fund Investors II).

                                   SIGNATURES

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 10, 1995

                                   B. ROCK, INC.



               *                   By:            *
- -------------------------------        ------------------------------------
         Dale F. Frey                       Alan M. Lewis
                                          Attorney-in-fact


               *                   GENERAL ELECTRIC PENSION TRUST
- -------------------------------
       Eugene K. Bolton


               *                   By:            *
- -------------------------------        ------------------------------------
      Michael J. Cosgrove              Alan M. Lewis, Trustee
                                          Attorney-in-fact


               *                                  *
- -------------------------------        ------------------------------------
        Ralph R. Layman                     John H. Myers



               *                                  *
- -------------------------------        ------------------------------------
         Alan M. Lewis                     Donald W. Torey



                                   *      /s/ Alan M. Lewis
                                     --------------------------------------
                                          By: Alan M. Lewis
                                           Attorney in Fact

                                                                      Schedule I


                             JOINT FILING AGREEMENT

          The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Section 13d-1(f)(1) on behalf of each such person.


Dated:  April 10, 1995

                                   GENERAL ELECTRIC PENSION TRUST



               *                   By:            *
- -------------------------------        ------------------------------------
         Dale F. Frey                       Alan M. Lewis
                                          Attorney-in-fact


               *                   B. ROCK, INC.
- -------------------------------
       Eugene K. Bolton


               *                   By:            *
- -------------------------------        ------------------------------------
      Michael J. Cosgrove              Alan M. Lewis, Trustee
                                          Attorney-in-fact


               *                                  *
- -------------------------------        ------------------------------------
        Ralph R. Layman                     John H. Myers



               *                                  *
- -------------------------------        ------------------------------------
         Alan M. Lewis                     Donald W. Torey



                                   *      /s/ Alan M. Lewis
                                    ---------------------------------------
                                   By: Alan M. Lewis
                                   Attorney in Fact